LaPolla Industries, Inc. Intercontinental Business Park 15402 Vantage Parkway East, Suite 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

July 16, 2007
File No. 1-31354
Attn:  Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States
Securities and Exchange Commission
Washington, D.C.  20549-7010

Re:        Response to Comment Letter dated July 16, 2007 concerning Form 8-K Item 4.01 filed July 13, 2007

Dear Mr. Gordon:

We are in receipt of your comment letter dated July 16, 2007 relating to our Form 8-K dated July 10, 2007 filed with the Commission on July 13, 2007 and in response thereto have amended our Form 8-K to state more clearly that our former accountant was dismissed and obtained and filed an updated Exhibit 16 letter from our former accountant stating that the accountant agrees with the statements made in our revised Form 8-K.

Comment No. 1

Please amend your Form 8-K to state whether the former accountant resigned, declined to stand to re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that you replaced your independent accountant.

Response No. 1

A.      We added an introductory paragraph for investors to understand why we are amending our Form 8-K as follows:

“INTRODUCTORY PARAGRAPH

We are amending our Form 8-K dated July 10, 2007 originally filed on July 13, 2007 to clarify certain wording brought to our attention by the SEC relating to our disclosure of the change in our certifying accountant pursuant to Item 304(a)(1)(i) of Regulation S-K. In Section 4, Item 4.01(a), of our original filing, we used the words “replaced” and “dismissal” when “dismissed” and “dismissal” would have been clearer. We have modified our disclosure accordingly below.”

B.      We have revised the language in Section 4, Item 4.01(a) to read more clearly as follows:

“(a)  Dismissal of Independent Accountant

On July 12, 2007, we dismissed our independent accountant, Baum & Company, P.A. (“Baum”), and engaged a new larger firm to handle our growing needs. See (b) below for information on our new independent accountant. For the past two years, Baum did not issue a report on the Company’s financial statements containing an adverse opinion or a disclaimer of opinion, or qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended and approved by the Audit Committee, which action was ratified and approved by the Board of Directors. There were no disagreements or reportable events between the Company and Baum during the two most recent fiscal years and any subsequent interim periods preceding such dismissal.”

Comment No. 2

To the extent you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response No. 2

We have received an updated letter from our former accountant stating that the accountant agrees with the statements made in our revised Form 8-K and included it in our amended Form 8-K filed with the Commission.

In connection with our response to the Commission’s comments, please be advised that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of United States.

If you have any questions or concerns, please do not hesitate to contact us at your convenience.

Very Truly Yours,

LAPOLLA INDUSTRIES, INC.

By:	/s/ Douglas J. Kramer, CEO
Douglas J. Kramer
CEO and President